                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


                             NET-FORCE SYSTEMS INC.
                             ----------------------
                 (Name of Small Business Issuer in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
                         (state or other jurisdiction of
                         incorporation or organization)

                                 #P.O. BOX W-645
                                 ---------------
                           THIRD FLOOR DOLLAR BUILDING
                          ---------------------------
                                  NEVIS STREET
                                  ------------
                               ST.JOHN'S, ANTIGUA
                           ---------------------------
              (Address of principal executive offices and zip code)

                                 (268) 481-1970
                                 --------------
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE
                                      ----

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                     Title of each class to be so registered

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of The Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days:

                              [X]  Yes    [ ]   No

Indicate by check mark which financial statements item the registrant has elected to follow:

                           ITEM 17 [ ]     ITEM 18 [X]

                           FORWARD LOOKING STATEMENTS

Net-Force Systems Inc. (the "Company" or "Net-Force") cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.


PART I

ITEM 1.  DESCRIPTION OF BUSINESS

I.       BUSINESS DEVELOPMENT
         --------------------

A.       NET-FORCE SYSTEMS INC.
         ----------------------

Net-Force Systems Inc. (the "Company") was incorporated in March 1999 under the laws of Antigua and Barbuda as Net-Force Systems Inc. The company's corporate Web site can be viewed on the World Wide Web at www.netforcesystems.com. The Company currently licenses, owns, and operates an electronic website offering a variety of casino gaming options as well as sports wagering, utilizing the rapidly expanding medium known as the Internet. On August 5, 1999, a wholly owned subsidiary called Netforce Entertainment Inc. was incorporated under the laws of Antigua and Barbuda. Netforce Entertainment Inc. acts as the operating company for all business activities relating to the online gaming operations. Netforce Entertainment Inc. licenses proprietary Internet casino software and systems from Starnet Systems Inc., formerly Softec Systems Caribbean Inc. ("Starnet") and processes and collects revenues generated from the its Internet gaming Web sites with the assistance of EFS Caribbean Inc. ("EFS"). The Company oversees the Web sites has implemented a substantial marketing program with initial advice from Starnet. Starnet and EFS are wholly owned offshore subsidiaries of Starnet Communications International Inc., which is headquartered in Antigua.

The Company, including its subsidiaries, employs 6 full time persons. The majority of these individuals are either involved in developing and implementing a marketing strategy for the Company or are clerical staff.

B.       NET-FORCE SYSTEMS INC. CORPORATE HISTORY
         ----------------------------------------

In March, the Company filed its Articles of Incorporation with the Director of International Business Corporations, Government of Antigua and Barbuda as Net-Force Systems Inc., in which, among other things, the Board of Directors was elected as follows: Terry G. Bowering and Douglas N. Bolen. The authorized capital of the Company consists of 100,000,000 Common Shares and 50,000,000 Preferred Shares. On March 15, 1999, the Directors, by way of Organizational Consent of the Directors of the Company, accepted the stock subscriptions and payment for the number of shares issued to the individuals referred to above at a price of $0.001 per share. In addition, the Directors appointed Terry G. Bowering to the office of President, CEO and Chairman of the Board, and Douglas N. Bolen to the office of Secretary.

On March 15, 1999, the Company accepted subscription agreements from six entities to acquire securities of the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized the Company to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 3,000,000 Common Shares at a price of $0.01 per Common Share. Pacific Stock Transfer Company was appointed as the Transfer Agent of the Common Shares of the Company.

II.      BUSINESS OF THE ISSUER
         ----------------------

Netforce Entertainment Inc. ("Netforce Entertainment") was incorporated on August 5, 1999 pursuant to the International Business Corporations Act of Antigua and Barbuda and is based in Antigua. Netforce Entertainment is a wholly owned subsidiary of the Company and acts as the operating entity for the Company's online gaming operations.

Netforce Entertainment Inc. currently owns and maintains an international gaming Web sites called Antigua Online Sportsbook and Casino located on the World Wide Web at www.AntiguaOnlineCasino.com and www.AntiguaSportsbook.com. Netforce Entertainment Inc. has entered into agreements with software vendors, including, Starnet for the rights to use Starnet's proprietary Internet gaming software, and EFS for the use of EFS's electronic financial conversion system in relation to the processing of credit cards. Starnet and EFS are wholly owned subsidiaries of Starnet Communications International Inc.

Starnet, an Antigua corporation, is in the business of licensing complete, customized Internet gaming systems to third-party offshore gaming license holders. Starnet currently supports in excess of 45 such licensee's operating worldwide and has endorsed Net-Force Entertainment as a licensee. Starnet provides customized software, Web site development and management on its network, custom database systems to manage player accounts, and technical support. Netforce Entertainment Inc., has entered into a software licensing agreement with Starnet (See Exhibit 6.1) whereby Starnet will licenses certain Internet casino software to Netforce Entertainment Inc. and has developed the graphical front end of the gaming site in exchange for a one-time payment and a percentage of the gross revenues from the Company's Web site (see Exhibit 6.1). Starnet hosts the Company's offshore subsidiary's Web sites. Starnet also provides and maintains all hardware necessary for the operation of the Web site and provides a complete transaction processing system that allows players to deposit funds for use of the games. The hardware is maintained in Starnet's offices in Antigua.

Net-Force Entertainment plans to establish merchant accounts with several international banking institutions for the purpose of accepting credit cards on-line to facilitate fast and efficient payment for its Internet Gaming customers world-wide. To ensure the security of funds transfers over the Internet, the subsidiary utilizes the services of EFS. EFS, also an Antigua corporation, and wholly-owned subsidiary of Starnet Communications International Inc., is in the business of securely converting electronic funds between financial institutions and other companies. Through alignments with major banks, EFS processes conversions of worldwide currencies into "e-cash." EFS utilizes Starnet's proprietary STAR-MX encoding and processing technology to process tens of thousands of Internet credit card transactions per month.

The Starnet license will allow the Company to establish itself as a leading Internet provider of gaming and sports wagering. Through the Company's subsidiary, it currently offers via the Internet up to 25 casino style gaming opportunities, including baccarat, Japanese Pachinko, Chinese Pai Gow Poker, blackjack and video poker as well as a pari-mutuel sports betting service. The initial term of the license is one year, renewable indefinitely unless the Company gives the licensor written notice of termination of the license at least 45 days prior to the end of any one-year period.

On August 5, 1999, Netforce Entertainment Inc. was approved for and received an official gaming license from the Antigua and Barbuda Free Trade and Processing Zone enabling it to legally conduct Virtual Casino and Sports Wagering operations. Antigua is a jurisdiction that has clearly defined Internet Gaming legislation in place that licenses and regulates Internet Gaming Operators. Antigua charges license holders an annual license fee to maintain the gaming license in good standing.

The International Press recognizes Antigua and Barbuda as the leader in the regulation of the Internet Gaming industry. At a time when the issue of regulation is being focused upon by the US media, a reputation of this kind is of great importance to the Company and most especially to the Internet gambler. Antigua and Barbuda is an independent country that has deemed Internet Gaming to be a legitimate and legal business activity protected and supported under enacted legislation on that Caribbean island nation. Of vital importance, Cable and Wireless (West Indies) Telecommunications Company has established Antigua as a primary hub to facilitate the Internet Gaming industry for its regional network of submarine fiber-optic cables laid across the Atlantic and Caribbean enabling Antigua to offer diversified high quality Internet connections into North America.

Net-Force Entertainment Inc. is now fully licensed and regulated by the Antigua and Barbuda Free Trade & Processing Zone under clearly defined legislation in that sovereign nation. Netforce Entertainment Inc. has the added distinction of having acquired the "preferential seal of approval" status from the Antigua and Barbuda Free Trade and Processing Zone. The Company proudly displays this seal on the Gaming Web sites with an associated link to the Antigua and Barbuda Free Trade & Processing Zone Web site so that consumers (players) will be able to contact the Antigua regulatory authorities with any concerns, complaints and/or inquiries. This distinction further signifies that the Company has consented to and successfully undergone intense scrutiny under the legislated due diligence requirements in Antigua. This mechanism provides the consumer (player) recourse to register any complaints with the Antigua regulatory body and instills credibility and confidence in the operator and the industry as a whole in that particular jurisdiction. Netforce Entertainment`s primary gaming Web site is appropriately named Antigua Online Sportsbook & Casino, capitalizing on the recognized brand identity that Antigua has established as a result of becoming the hub of the Internet Gaming Industry. The Web sites' URL's can be found on the World Wide Web at www.AntiguaOnlineGaming.com, www.AntiguaOnlineCasino.com, and www.AntiguaSportsbook.com.

The Company's policy is to accept subscriptions only from persons over the age of 21 years and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming.

To date, the Company's activities have included the market analysis, Web site development, acquisition of a gaming license, obtaining the software license from Starnet and developing the general infrastructure necessary to fulfill the Company's business objectives. The development of the Company's primary gaming Web-site, www.AntiguaOnlineCasino.com, was completed in early December, 1999. After sufficient testing, the site officially went live as of December 20, 1999 and is operational and is accepting wagers as of December 20, 1999. A comprehensive marketing program has been implemented to officially launch the site as of early January 2000.

Through the license acquired from Starnet, the Company offers up to 25 virtual casino games and live sportsbook wagering on most of the world's major sporting events. The company also intends to offer twenty-four hour live simulcast and/or pari-mutuel betting on any of 15 horse and dog racing tracks in North America, as soon as the product is ready. Starnet anticipates that the development of this product will be complete and ready to offer online by mid-2000. Included with the software license is the procurement of an initial Internet gaming license, concept development and design of the Web based casino(s), all odds-making rules and regulations, complete graphical user interface with sophisticated visual and sound effects to create a total gaming experience, real time wagering, complete secure electronic funds transfer, retention and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities, administration and complete 24 hour per day, 7 days per week customer support services, ongoing customization of the Web sites, the monitoring of all funds flow, the hosting of server software, customization and server integration, the provision of credit card processing and other banking services, discussion, liaison and co-operation with testing agencies, regulatory boards, governing bodies and governments and marketing consulting.


III.      BUSINESS AND MARKETING STRATEGIES
         ----------------------------------

The Company intends to capitalize on the evolving opportunities on the Internet by developing and marketing Internet casinos and sports wagering Web sites. The Company's business strategy is designed to promote the Net-Force brands and strive for the industry leadership position by focusing on gaming, providing an innovative and easy to use concept, acquiring players on an efficient basis, maximizing player retention and expanding its player base through multiple marketing channels. The Company believes that this strategy enables it to reduce reliance on any one source of players, maximize brand awareness and lower average player acquisition costs. By combining expertise in marketing, sophisticated computer software systems and a focus on excellent customer service, the Company believes that it will be able to deliver a unique total entertainment experience to players. With the Company's mandate of providing a gaming experience with unmatched options and state-of-the-art technology allowing for three-dimensional displays and a wide gaming selection, Management believes players will be provided with a product unparalleled in the marketplace. Management believes that the Internet is a well suited medium for the provision of entertainment products and services, especially those related to casino games.

         THE COMPANY'S SERVICES AND PRODUCTS

The Company has established Web sites, located on the Internet at www.AntiguaOnlineGaming.com, www.AntiguaOnlineCasino.com and www.AntiguaSportsbook.com, at which it offers a comprehensive interactive gaming service including a virtual casino and live online sportsbook wagering service. A pari-mutuel wagering service for horse and dog racing is in the planning stages and is anticipated to be added to the product line in mid 2000. The Web sites are accessible to the general public, however only established customers or players are permitted to play the gaming opportunities offered for money.

The Company's Web sites are accessible by a minimum hardware configuration consisting of a 486 personal computer with Windows 95 or greater, with 16 Mega Bites RAM, 20 Mega Bites free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games are provided in a Windows-based, menu driven format with "point and click" interactivity. Players who wish to conduct gaming operations at the Web sites are able to subscribe over the Internet by completing an application appearing on the Web sites. Part of the application process requires that the subscriber open an account and make a minimum deposit with the company of $20.

The Company's Web sites are designed to invite the players to sign up and apply for a casino and sports book wagering membership. After a player's membership application is received and reviewed by the Company, it is either accepted or rejected based on criterion including, but not limited to, age and geographic location of the player. The Company's policy is to accept subscriptions only from players over the age of 21 years and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. The Company intends to use, among other techniques, Internet databases that publish the local addresses of most Internet domain names in order to verify that the subscriber resides in a jurisdiction that is not known to expressly prohibit Internet gaming. Upon acceptance, the approved player is allowed to download the gaming software over the Internet for installation on their personal computer. The Company then provides the player with a username and password through which the player is able to access the computer servers on which the software is hosted, over the Internet through their Internet service provider.

The Company's Web site allows the player to review all the terms, rules and conditions applicable to gaming and other uses at the Web sites. All gaming winnings and losses are debited and credited to the player's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the Web sites and which are at least favorable or more favorable than those used by the major casinos in Las Vegas, Nevada.

The Company has completed the process of designing the interfaces between the players and the Starnet software for Antigua Online Sportsbook and Casino. The Company has beta tested the Web site for ease of use, clarity and accuracy prior to officially launching the same on December 20, 1999. The gaming opportunities offered at the Web site have been designed, in conjunction with Starnet, to evoke sights and sounds similar to a Las Vegas style casino. Computer graphics present the "lobby" of the casino, and consist of several menu items that the player can choose to enter. The Company includes in these menu choices the various gaming rooms, including black jack, baccarat, slot machines, roulette and video poker. In addition, the player has the option to use the sports betting option to place bets on sports events taking place around the world. The players use the Windows format of commands to carry out the gaming activities. The Web sites also include special effects such as three-dimensional displays, sounds of cards shuffling, coins falling from virtual machines and other generally familiar background casino sounds. In addition to English, the Company also intends to offer players the ability to engage in the proposed gaming activities in such languages as Spanish, German, Japanese and Chinese or in whatever languages and/or ethnic identities as Management deems practical in order to facilitate worldwide expansion of its player base.

The Company intends to conduct continuing development of its Web sites (and such additional Web sites as the Company deems appropriate with varying themes and languages) and the products offered thereat in accordance with its players' demonstrated preferences, demographics, and the evolution of new technologies. The Company's goal is to utilize the Starnet software and such other software, which may be identified by the Company as useful to it in order to provide the players with gaming services, which is competitive, innovative and easy to use in the Internet gaming industry.

         MARKETING

The Company has implemented a comprehensive marketing program in conjunction with its software provider. The Company has customized various facets of the marketing program for specific cultures including prospective Asian, European, South African, South American and Indian players. Starnet combines state-of-the-art Internet broadcasting capabilities with a fully equipped multimedia production studio to create an advanced Internet production facility. The Company believes that international markets will represent a significant portion of the Company's revenues since many of the products and services intended to be offered are not currently available in these markets. The Company's Web sites are intended to contain translations of account registration forms and playing instructions and the proposed customer service representatives are intended to be fluent in all languages offered at the Web sites.

The Company has established its offices in St. John's, Antigua, British West Indies at the third floor, Dollar Building, Nevis Street, P.O. Box 2032, St. John's, Antigua, British West Indies. From these offices, the Company conducts all head office administrative activities. From these offices, Netforce Entertainment Inc. conducts all marketing and administrative operations of the Internet Gaming operations. From the marketing office, the Company promotes the Internet casino gaming and sports wagering Web sites. The marketing program incorporates the following strategies to target its players:

Strategic Alliances with Major Content and Service Providers. The Company intends to seek to enter into strategic alliances with major Internet content and service providers in order to enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition. The Company is striving to enter into alliances with Internet search engines services that provide for the Company to be the premier online gaming provider on certain of their sites with the exclusive right to place gaming banner advertisements and integrated links to the Net-Force sites on certain gaming-related Web pages. To date, no such alliances have been identified or entered into by the Company.

On-Line and Traditional Advertising. The Company promotes its brands through an aggressive marketing campaign using a combination of on-line and traditional advertising. The Company advertises on the Web sites of major Internet content and service providers, and targeted gaming-related Web sites. The Company's traditional advertising efforts include print advertising in major magazines and gaming related publications, and may also include radio advertising and television advertising.

Direct Marketing. The Company uses direct marketing techniques to target new and existing players with communications and promotions. The sends a personalized e-mail newsletter to registered players that includes recommendations based on demonstrated player preferences and prior usage.

Banner Advertisements. Banner advertisements are rectangular graphical/text images that can be positioned in various strategic places on Web pages and search engines on the Internet. When a potential player clicks on the banner advertisement, the player's Web Browser points the player to the advertiser's home page. The Company pays for such banner advertisements on a variety of Web pages and search engines, and participates in a banner exchange program. The Company also intends to enter into agreements with Webmasters in which Webmasters agree to place Company banner advertisements on their Web pages in exchange for a commission for each unique player who clicks through banners to the Company's home page or for a percentage of the profits generated by the Webmaster.

Submissions to Search Engines. Potential players often learn about Web sites on the Internet from listings on search engines. The Company has submitted its URL's and a brief description of its Internet casino gaming and sports wagering Web sites to various search engines so that the Company's information is available to potential players who use search engines to locate Internet gaming sites.

Player Incentive Programs. In order to attract new players, the Company has instituted an initial balance credit promotion. This program is designed to attract new players by offering a credit to new player accounts in amounts based on a percentage of the amount of the initial deposit by the player. To attract repeat players to the Web site, the Company institutes periodic prizes, cash draws, special jack pots, competitions and/or a frequent player program where the player would be rewarded based on the frequency and dollar amount of play.

Development of Related Web Sites. The Company may design related Web sites such as a site containing tips on how to play certain casino games or a site providing interesting gaming news. The company intends to design, develop, and promote a sports information portal site which will feature up-to-date sports information content including scores, statistics, news, headlines, and odds on all of the world's major sporting events. This site will be linked to the online sportsbook to generate traffic with the intention of enhancing revenues. Banner advertisements would then be placed on all pages of each related Web site to attract players to the Company's Internet gaming and sports wagering Web sites.

Celebrity Endorsements. The Company intends to seek out a number of celebrities ranging from film and television to sports professionals to endorse a Web site developed by the Company. The result of such celebrity endorsement would be to entice new players to establish accounts based on the endorsement of the chosen celebrity. To date, no such celebrity endorsements have been confirmed by the Company.

Distribution of a CD-ROM. The Company has, in conjunction with Starnet, produced a CD-ROM on which the Company's casino games are contained. When an individual obtains the CD-ROM, they are able to play all the Company's casino games without the necessity of wagering real money. This promotional idea is intended to give the Company the ability to distribute, to a large number and variety of potential players, quality examples of the services and products offered at its Web sites. Once a potential player plays the games offered for fun, the Company's hopes that the potential player may make an application on the Company's Web sites and eventually play the same games for money. The Company intends to distribute such CD-ROM's by direct mail-outs, insertions in magazines, distributions through Internet Service Providers to their subscribers and distributions at tradeshows.

IV.      INDUSTRY OVERVIEW
         -----------------

A.       Global Gaming Industry

UNITED STATES OF AMERICA

In the U.S., Americans legally wager over $500 billion per year. This level of legalized gambling is the result of rapid expansion in the industry over the past decade. Since 1988, the number of states allowing casino gambling has increased from two, Nevada and New Jersey, to 24, (including those with Native American Casinos) with all but three states having some form of legalized gambling. U.S. casino revenues were projected to be about $24 billion in 1998, reflecting an expected 6% growth from 1997, lower than the double-digit increases earlier in the decade. Gambling in the U.S. has many forms, including casinos, horse and dog racing, government run lotteries, riverboat casinos and Jai Alai, all of which are highly regulated. At the present time, there is no existing regulation of Internet gambling in the U.S. In July 1998, the U.S. Congress defeated a proposed bill (the "Kyl" bill) that would prohibit gambling over the Internet, but exempted certain forms, such as horse and dog racing, and lotteries. In May 1999, the Kyl bill was re-introduced, in a less stringent form (See VII "Government Regulation").

Geographic growth prospects have remained relatively flat over the past two years. With more people employed and improved economic conditions in various parts of the United States, states and localities have fewer incentives to encourage gaming development as a prospective source of taxes, tourism and jobs. Additionally, economic downturns in Asia, and to a lesser extent, South America, have led to significant decreases in "high roller" traffic to North American gaming locations, such as Las Vegas and Atlantic City. In response to the downturn in travelers from this section of its revenue base, the traditional gaming companies in Las Vegas have continued their rapid growth campaign to transform the city from a gaming community into a world wide family resort destination. In recent months Las Vegas in particular has made strides in trying to upgrade the entertainment it offers. Major U.S. casino destinations are competing more for resort and vacation population than the average gambling client.

         Pari-mutuel, Lottery and Video Gaming

Pari-mutuel wagering is currently authorized in 43 states in the United States, all provinces in Canada, and approximately 100 other countries around the world. The 117 racetracks in 35 states in North America have revenues of $4 billion dollars from their racing alone.

Video and slot machine gaming constituted one of the fastest-growing sectors in the gaming industry in the 1990s. The installed video slot machine equipment inventory base has expanded from approximately 153,000 devices in 1990 to over 500,000 terminals today. Broadly, the market can be divided between the government systems market (video lottery gaming or VLT) and the casino market (includes traditional land-based facilities, riverboats and Native American Class III properties). The video gaming market is different from the devices used in the traditional casino market. Most video lottery terminals are located in bars, restaurants and convenience stores where gaming is not the principal attraction. The stakes on the devices typically range from $0.25 - $2.50 per play, and payoffs are usually capped between $150 - $1,000 per day. In addition, some venues distribute the payout from these devices in a ticket form, which is redeemable for cash from the operator. There are currently slots or video gaming devices operating in racetracks, bars and restaurants in the following states:
Delaware, Louisiana, Iowa, Rhode Island, West Virginia, New Mexico, Montana, Oregon and South Carolina and are widely dispersed in Canada.

Although there are no large public gaming operators with significant exposure in track or ambient VLT operations except for Caesars (now owned by Park Place Entertainment) - equipment manufacturers, such as IGT, Alliance Gaming, and Powerhouse Technologies, continue to hold a stake in this potentially growing market niche. In addition, competition posed by track and ambient VLT operations could affect casino operations in several key markets, including, Atlantic City.

In its most recent report on the worldwide lottery industry, International Gaming and Wagering Business reported that total global lottery sales were up significantly (4.5%) in 1998, compared to 1997. For most lotteries, the increase stemmed from a combination of increased sales and the rebounding of local currencies versus the U.S. dollar. In general, most states' lotteries experienced record setting years, in most cases erasing 1997's declines. (International Gaming & Wagering Business, Vol. 20, Num. 5, May 1999). The only region reporting continued declines from 1997 was Asia, which is attributable to the continued weakness in Asian currencies. However, some smaller Asian markets, such as China's Social Welfare Lottery saw sales virtually double, in most cases due to the increase in instant ticket sales. Instant tickets and spiel games (those which Net-Force intends to deliver to its players) once again experienced an increase in market share. Lotto and spiel games exceeded 40% of all lottery sales in 1998. International sales of state lotteries in jurisdictions such as Liechtenstein and South Africa begin promotions revolving around the millennium. While little focus has been made on the Internet market, the AILE/Intertoto recently addressed the issue at a conference held in Washington, D.C. (See www.aile.com). The conference members agreed that a wait and see strategy was the best approach at the present time, with the AILE/Intertoto maintaining a watchful eye to ensure that the Internet industry develop an international legal framework that mirrors that of the current successful system of national laws.

INTERNATIONAL GAMING MARKETS

Gaming outside of the U.S. and Canada is a mixture of active markets, large and small resort destinations, and strictly regulated, often state-run, operations. Asia and South Africa provide the most dynamic markets and opportunities for growth, with Latin America and the Caribbean also active in the gaming industry. Western Europe consists mostly of mature, state-controlled markets. The following is an overview of selected foreign markets:

EUROPE

There were a total of 531 European Casinos generating gross Revenues of $5,336,971,600 US as of February 1999 (International Gaming and Wagering Business, 1999 European Casino Report, February 1999).

The European Commission last reviewed the issue of gambling in 1991 and found no need for EU-wide regulation. This position has remained in accordance with the many of the EU's member states' positions that gaming, including Internet gambling, should remain an issue for the sovereign state (Cabot, Anthony, THE INTERNET GAMBLING REPORT III, "European Overview," by Steven Philippsohn, (Trace Publications, Las Vegas), 1999, P.211-216). Among the member nations of the EU, views on Internet gambling vary widely. Some states are slowly accepting the idea of interactive gaming. For example, the Dutch government recently allowed telephone betting, while certain European states, notably Finland and Sweden, are allowing providers to offer Internet gambling, but only to their own respective residents. Conversely, the German position on Internet gaming reflects the view taken on traditional forms of gambling. That is, that games of chance are morally corrupting and should only be allowed in connection with charitable purposes.

Countries such as France, Italy, Spain, England and Portugal are merely monitoring Internet gambling development to see if it becomes a problem. This is consistent with these nations' actions toward e-commerce in general, of which, they have no immediate plans to introduce new legislation.

Prospects for growth in Europe are brightest in Scandinavia, Spain and Eastern Europe. Sweden is setting up its regulatory system for its new casino market, and state-sanctioned monopolies are being challenged in Norway and Finland in the casino and machine markets. In Spain, a more relaxed regulatory climate is emerging, and new casino operations are coming on line. Three Spanish firms dominate this market: Cirsa/Unidesa, Recreativos Franco and Sega.

Eastern Europe continues to grow and refine is regulatory structures. Uncertainty and prohibitions against foreign investment, however, hamper participation by international operators. Casino Austria is a major player, although its activity there is shrinking.

The path which European regulation of Internet gambling is taking is more akin to that which the Australian states are taking. The cultural differences between European countries, however, are more marked than between the Australian states. The consequent diversity in attitudes to gambling may slow down the process (Steven Philippsohn, Internet Gambling, European Overview," 1998, p.215).

ASIA

Large capital projects and debt levels in Australia left many casinos highly exposed to the Asian economic crisis. Stung by a US$150 million drop in revenues from international players, stock prices for Australia's leading casinos are now a fraction of previous levels. The domestic market remains solid, however, and long-term prospects are optimistic. The next year should bring the beginning of a recovery and a more realistic assessment of the international market.

Despite the economic crisis, the casino industry in the Philippines is experiencing the strongest expansion in the region, with three new operations having opened in recent years and another scheduled to open in 1999. The Manila market is being reorganized and partially privatized, providing the opportunity for change and market growth. Three publicly traded companies are active in the Philippines casino market: Starwood Hotels & Resorts, Malaysian-based Metroplex and Manila-based Belle Bay Corporation. Taiwan offers the most interesting potential for change. The government took another step toward legislation in 1998 by commissioning a report recommending a tightly regulated industry of casinos in recreational areas. Foreign investment would be permitted up to 40%.

AFRICA AND THE MIDDLE EAST

The most significant activity is occurring at opposite ends of the region. South Africa is progressing with the transformation of its casino industry and the opening of a route market for gaming devices. The current estimated size of this market is US$1.5 billion, with the majority of revenues coming from casino gaming operations (US$935 million). The Middle East market is growing in response to the closing of gaming operations in Turkey and limited choices in Northern Europe. With gaming illegal in Israel, further growth in border areas is expected. New operations are expected to grow quickly in Palestine-controlled Jericho to support public demand. In Egypt, across the border from Eilat, major project development is underway in the Taba Heights. Additional operations have also opened recently in North Africa, with more than the planning stages.

LATIN AMERICA

Gaming in Latin America remains decentralized and difficult for operators. However, for patient companies with deep pockets, the market potential in the region is large, especially in countries such as Argentina and Peru. The level of optimism has been raised in Brazil and Mexico for gaming legislation in the near future. Legislation in Brazil, the most populous country in Latin America, would affect regional markets that target Brazilian players, notable Argentina, Uruguay and Paraguay.

Sodak Gaming, International Thunderbird, Starwood, Hilton Hotels (Conrad International), IGT and also very active, especially Recreativos Franco, Cirsa/Unidesa and Leisure & Gaming.

CARIBBEAN

Although dominated by small hotel and resort-based casino operations, gaming in the Caribbean is expanding into new areas, as well as growing in established markets. The Bahamas offers the most substantial casinos in the region, followed by Puerto Rico and Aruba. Casinos can also be found on other islands such as St. Maarten, Curacao, and Antigua.

B.       Internet Entertainment Industry
         -------------------------------

Internet gambling offers people the opportunity to play virtual sports, horseracing, slot machines and other casino games without the inconvenience of leaving their home. While Internet gambling provides some amount of competition for existing casinos, it is not a substantial threat to the traditional gaming industry. The social aspect of gaming - the primary reason for the transformation of the Las Vegas gaming market into a destination leisure market
- cannot be replicated in the artificial environment of the Internet. Most visitors to casinos are motivated by the ambiance of the casinos, not just the opportunity to gamble. Small markets, however, may incur negative impacts associated with Internet gambling as these markets have been established themselves as leisure destinations.

The popularity of gaming has transcended beyond the physical boundaries of the casinos to the borderless and unregulated realm of the Internet. Gambling Web sites, offering computer users the opportunity to wager on such games as bingo, sports and horse wagering, poker and roulette, are beginning to thrive on the Internet. To participate as one of these Web sites, the player needs only to set up an account, typically supplying credit card information, wire transfers or E-cash. With a click of the mouse, the player is now able to gamble. Losses are typically deducted from the players' credit cards or established credit line, and winnings, upon the request of the player, can be electronically transferred or mailed to the person. Modern technology has eliminated the physical requirement of visiting a casino or racetrack before engaging in such games as slot machines, black jack, roulette and thoroughbred or harness racing. With Internet gambling, patrons need not leave the comfort of their homes or offices.

         ESTIMATED WORLD-WIDE INTERNET GAMBLING REVENUES ($ MILLIONS)

                                           1997     1998     1999     2000    2001
                                           ----     ----     ----     ----    ----
# of home users (in millions)               46       81       121      145     159
% users conducting online transactions      15%      18%      21%      24%     27%
Potential Internet Gamblers (in millions)   6.9      14.5     25.4     34.8    43
Per-capita expenditure                      $146     $154     $155     $160    $160
Potential Internet gambling market          $1,009   $2,182   $3,933   $5,555  $7,080
Estimated actual Internet Gambling revenues $300     $651     $811     $1,520  $2,330
Penetration rate                            30%      30%      21%      27%     33%
----------------
Source:  Christian/Cummings Associates, Inc.

The popularity of Internet gambling is increasing as illustrated by the growth of gaming-related Web sites. Currently, more than 300 gambling websites are offered on the Internet, which Management estimates are owned by approximately 100 operators. With the current licensing of gambling Web sites by foreign governments and increased usage of Internet services, this market will continue to grow. It is estimated that almost 300 million people will use the Internet by the year 2000. With casino gambling garnering public acceptance as a form of entertainment and Internet usage increasing, every personal home computer now has the capacity to become a "cybercasino." Current market size estimates for Internet gambling are $650 million in 1999, growing to more than $10.0 billion by 2002 according to Datamonitor.

INTERNATIONAL OUTLOOK ON INTERNET GAMING

While the U.S. is debating whether to prohibit Internet gaming or create legislation to severely regulate the industry, other countries are viewing it as a revenue generator. Most Internet gambling Web sites are located in the Caribbean and South America, along with other sites in Australia, South Africa, the Netherlands and New Zealand. The Caribbean governments charge Internet "casino" operators up to $100,000 annually for a license and require operators to post bonds. In Antigua, the government requires the employment of local residents and payment of education taxes. The governments of Liechtenstein and Finland operate their national lottery via the Internet.

Australia and New Zealand have recently decided to legalize Internet gambling, choosing to regulate and tax the activity as opposed to banning it. The State of Queensland in Australia passed a law in March 1998, licensing cybercasinos and sports betting operations. The other Australian states are expected to pass similar laws. The states of Australia maintain pro-gambling environments - Australians spend more than $40 billion a year gambling, or $2,000 per person per year on average ("Aussies Love Their Gambling." LAS VEGAS REVIEW-JOURNAL, Rohan Sullivan, March 9, 1998). Placing bets over the phone is legal in Australia, making legalization of Internet gambling a less controversial issue. To regulate the industry, the governments propose the establishment of gambling service providers who will check the identity and address of the gambler. Winnings will then be taxed accordingly, with the taxes forwarded at the appropriate rate for the state in which the service provider is based.

On May 15, 1998, European gambling regulators from 18 European countries signed a recommendation on good practices for Internet gambling services. In the non-binding statement, the countries agreed that European countries should be free to regulate Internet gambling services. In addition, the countries should ensure that Internet gambling is not used for money laundering or under-aged gambling.

V.       COMPETITION
         -----------
The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In a search of the Internet by the Company, there were over 300 online gaming sites as of January 1999. In addition, the broader gaming industry is intensely competitive.

The Company intends to compete with a variety of companies, including (i) online vendors of gaming and gaming related products, (ii) online service providers which offer gaming products directly or cooperation with other retailers, (iii) traditional providers of gaming products, including specialty gaming providers, and (iv) other retailers that offer gaming products. Many of these traditional providers also support dedicated Web sites, which may compete directly with the Company.

The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise and product availability. Many of the Company's intended and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its proposed competitors have and may continue to adopt more aggressive pricing or marketing policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

There can be no assurance that the Company will be able to compete successfully against intended and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company.

There can be no assurance of the economic success of any marketing effort by the Company since the revenues derived from the Internet casino gaming and sports wagering Web sites depend primarily upon the site's acceptance by the international public, which cannot be predicted with certainty. To be ultimately successful, the Company will be faced with the challenge of marketing its gaming Web sites to a variety of foreign cultures. The Company's Web sites will compete for consumer acceptance with similar Web sites hosted by other companies. As a result, the success of the Company's marketing efforts is dependent not only on the quality and acceptance of the Company's virtual casino games and on-line sports wagering Web sites, but also on the acceptance of other competing virtual casino games and Web sites offered in the marketplace during the same time period.

VI.      RISKS
         -----
A.       RISKS RELATED TO THE BUSINESS

No Operating History. The Company was recently formed and has no operating history. Since incorporation, the Company has expended resources on technology, license fees, Web site development, hiring of personnel and startup costs. As a result, losses were incurred since incorporation and management expects to experience operating losses and negative cash flow for the foreseeable future. Management anticipates losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the addition of customer service personnel; the continued development of the Web sites; the expansion of service offerings and Web site content; and development of relationships with strategic business partners.

There can be no assurance at this time that the Company will operate profitably or that it will have adequate working capital to meet its obligations as they become due. The Company believes that its success will depend in large part on its ability to (i) offer aesthetic, interesting and diverse casino-style games on its Web sites, as well as sports and pari-mutuel wagering, (ii) attract players and provide them with outstanding service, (iii) instill consumer confidence, and (iv) achieve name recognition. Accordingly, the Company intends to invest heavily in site development, technology and operating infrastructure, as well as marketing and promotion. As a result, the Company expects to incur operating losses in the initial stages of its business and for the foreseeable future.

No Assurance of Profitability. The Company's business is speculative and dependent upon the acceptance of the Company's Web sites and the effectiveness of its marketing program. The Company's only assets will be the offshore Internet gaming Web sites, some administrative office furniture and equipment and the revenues derived from the Web sites. There can be no assurance that the Company's Internet gaming and sports wagering Web sites will be successful or result in revenue or profit. There is no assurance that the Company will earn significant revenues or that investors will not lose their entire investment.

Failure to Respond to Change. If the Company faces material delays in introducing new services, products and enhancements, customers may forego the use of the Company's services and use those of competitors. To remain competitive, the Company must continue to enhance and improve the functionality and features of the Web sites. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services, or if new industry standards and practices emerge, the existing Web sites, technology and systems may become obsolete. To develop the Web sites and technology entails significant technical and business risks. The Company may use new technologies ineffectively or may fail to adapt the technology to meet customer requirements or emerging industry standards.

Intellectual Property Claims. Other parties may assert infringement or unfair competition claims against the Company. Management cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

Reliance on Trademarks and Copyrights. The Company intends to take steps to protect proprietary rights which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to provide its services. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

Risks Inherent in a New Industry. Both the Internet and Internet-based casinos are relatively new industries. The market for Internet and Sports wagering has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. There can be no assurance that gaming and wagering on the Internet will become widespread, or that the Company's Web sites will become widely used. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors or if the Company's services do not achieve market acceptance, the Company's business, operating results, and the financial condition will be materially adversely affected. Because of the uncertainty regarding the legality of Internet wagering in the United States, and the existing or possible prohibitions in other jurisdictions, the Company will not permit play by Canadian residents, and may be precluded from offering play to residents of other countries.

Online Commerce Risks - Reliance on Starnet. Concerns over the security of transactions conducted on the Internet and other on-line services as well as user's desires for privacy may also inhibit the growth of gaming and wagering on the Internet. The activities of the Company are expected to involve the storage and transmission of proprietary information, such as credit card numbers and other confidential information. Any such security breaches could damage the Company's reputation and expose the Company to a risk of loss, litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is dependent on Starnet for its software and the hosting of its Web sites. Business on the Internet are subject to the risk of credit card fraud and other types of theft and fraud perpetrated by "hackers" and on-line thieves. Credit card companies may hold merchants fully responsible for any fraudulent purchases made when the signature cannot be verified. Although credit card companies and others are in the process of developing anti-theft and anti-fraud protections, and while the Company itself will continually monitor this problem, at the present time the risk from such activities could have a material adverse effect on the Company. A party who is able to circumvent the Company's security measures could misappropriate confidential information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. If a compromise of the Company's security were to occur, or if Starnet's software or Web site hosting fails, there could be a material adverse effect on the Company's business, financial condition and the results of operations.

Lack of Consumer Confidence. Concerns that a virtual casino's odds can be easily and arbitrarily manipulated may deter customers from using the Company's Web site. There can be no assurance that the Company will be able to instill customer confidence in and alleviate negative perceptions about Internet gaming. If the Company's efforts are unsuccessful, it could have a material adverse effect on the Company's business, financial condition and the results of operations.

Competition. The market for the Company's Internet gaming and sports wagering services is intensely competitive. The Company's principal competitors include other on-line Internet casinos. These competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical and marketing resources than the Company. The Company believes that the principal factors affecting competition in its proposed market include name recognition, ability to develop aesthetic and diverse casino-style games, customer confidence, ability to respond to changing customer needs, and ease of use. Other than technical expertise and the limited time available to enter the market, there are no significant proprietary or other barriers of entry that could keep potential competitors from developing or acquiring similar tools and providing competing services in the Company's proposed market. The Company's ability to compete successfully in the on-line casino and sports wagering business will depend in large part on its ability to attract new players and respond effectively to continuing technological changes by developing more sophisticated on-line casino games. There can be no assurance that the Company will be able to compete successfully in the future, or that future competition will not have a material adverse effect on the business, operating results and financial condition of the Company.

Potential for indebtedness. There is no assurance that the Company will not incur debt in the future, that it will have sufficient funds to repay its indebtedness or that the Company will not default on its debt, jeopardizing its business viability. Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company's needs or to otherwise provide the capital necessary to conduct its business.

No Assurance that Dividends Will be Paid. The Company does not currently anticipate declaring and paying dividends to its shareholders in the near future. It is the Company's current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of the Company's Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company's Board of Directors.

Government Regulation. The wagering and casino industry is subject to extensive government regulation and licensing requirements in certain jurisdictions of the world. Legal uncertainties may preclude the Company from offering its planned Internet gaming in certain jurisdictions like Canada. Some jurisdictions may impose restrictions, licensing requirements or prohibitions on Internet wagering. At present, the Company does not anticipate any such restrictions, prohibitions or licensing requirements in its target markets but no assurance can be made that such restrictions, prohibitions or licensing requirements will not arise which would materially adversely effect the Company's business, operating results and financial condition of the Company.

Dependence on Key Personnel. The Company's success is substantially dependent on the performance of its executive officers and key employees. Given the Company's early stage of development in the Internet gaming business, the Company is dependent on its ability to retain and motivate high quality personnel. Although the Company believes it will be able to attract, retain and motivate qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance its services. The loss of one or more of its employees or the Company's inability to hire and retain other qualified employees could have a material adverse effect on the Company.

Uninsured Losses. There is no assurance that the Company will not incur uninsured liabilities and losses as a result of the conduct of its proposed business. The Company plans to maintain comprehensive liability and property insurance at customary levels. The Company will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, the shareholders could lose their invested capital.

Liabilities. The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs which would be required to be paid regardless of the level of profitability experienced by the Company. There is no assurance that the Company will be able to pay all of its liabilities. Furthermore, the Company is always subject to the risk of litigation from players, employees, suppliers or others because of the nature of its business. Litigation could cause the Company to incur substantial expenses and, if cases are lost, judgments and awards could add to the Company's costs.

B.      RISKS RELATED TO THE INDUSTRY

Dependence on Increasing use of the Internet. The Company's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce and entertainment. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

The Company's business, financial condition and results of operations would be seriously harmed if: use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; the Internet, the Web and other online services do not become a viable commercial marketplace; or traffic to the Web sites decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the Web sites.

Inability to Acquire Domain Names. The Company may be unable to acquire or maintain Web domain names relating to the brand in the jurisdictions in which management may conduct business. As a result, the Company may be unable to prevent third parties from acquiring and using domain names relating to the Company's brand, which could damage its brand and reputation and take customers away from its Web sites. The Company currently holds the "www.AntiguaOnlineGaming.com", "www.AntiguaOnlineCasino.com" and www.AntiguaSportsbook.com domain names and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

Requirements to Change Manner of Business. The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which the Company proposes to conduct its business. In addition, the growth and development of the market for online gaming may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new or existing laws regulating online commerce, the Company may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, the Company may need to spend time and money revising the process by which it intends to accept players' wagers to ensure that each wager complies with applicable laws. The Company may need to hire additional personnel to monitor compliance with applicable laws. The Company may also need to modify its software to further protect players' personal information.

Liability for Content. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If the Company faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although the Company intends to carry general liability insurance, such insurance may not cover claims of these types. The Company cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business.

The Imposition of Taxes. If one or more states or any foreign country successfully asserts that the Company should collect taxes on the winnings earned by players, the financial position and results of operations could be harmed. If the Company becomes obligated to collect taxes, it will need to update its system that processes wagers and winnings to calculate the appropriate sales tax for each player and to remit the collected sales to the appropriate authorities. These upgrades will increase operating expenses. In addition, players may be discouraged from utilizing the Company's Web sites because they have to pay tax, causing net sales to decrease. As a result, the Company may be adversely materially affected.

C.         RISKS RELATED TO SECURITIES MARKETS

Inability to meet Future Capital Requirements. The Company cannot be certain that additional financing will be available on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. The Company expects to require substantial working capital to fund the business. Since inception, the Company has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations for the foreseeable future. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, the Company may need to raise additional funds.

Volatility of the Common Stock. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce or gaming industries; changes in the economic performance and/or market valuations of other Internet, online gaming companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; release of lock-up or other transfer restrictions on the outstanding shares of common stock or sales of additional shares of common stock; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

Securities Class Action Lawsuit. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company was sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.

Year 2000 Risks. Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that may fail due to the year 2000 phenomenon. If any one of the systems fails due to the Year 2000 issues, the business of the Company could be adversely affected. (For a complete discussion See: "MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS - F. YEAR 2000 RISKS AND COMPLIANCE")

VII.     REGULATORY BACKGROUND
         ---------------------

In July 1998, the U.S. Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites could be sentenced to up to four years in jail and fined up to $20,000. Gamblers who illegally bet via the Internet could receive a jail sentence of up to three months and a fine of either $500 or three time the amount of the bet. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the U.S. House of Representatives overwhelmingly voted down the legislation. On March 23, 1999, Senator Kyl (R-Arz.) submitted Bill S.692 to the Senate for consideration. If passed, this Bill would also serve to effectively outlaw gambling on the Internet in the United States. As of November 1, 1999 the Senate had not voted on this legislation, in part because it is effectively the same legislation that was voted down in 1998, and even if it should pass a Senate vote it is highly questionable as to whether the House of Representatives would view it any differently from the last Internet gaming bill.

The move on the part of the federal government to ban Internet gambling is a departure from gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in a wide range of attitudes towards gambling. Most states allow some type of gambling whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.

While passage of the act is possible, in one form or another, practical enforcement of the law is a separate matter. The Internet is a global information and communications medium operating without boundaries. Due to the global nature of this medium, no regulatory agency has control over the content of information accessible to users. The inability of governments to regulate materials it deems offensive or illegal results in political and social frustration. Measures to remove offensive materials, such as those classified as containing adult content, have been unsuccessful to date. The same enforcement problems will be encountered with gambling sites. These are three avenues through which law enforcement officials may attack the problem: the gaming Web site, the ISP or the user. The enforcement of anti-Internet gambling laws through each of the avenues presents interesting social and technological problems.

         CURRENT INTERNET GAMBLING ENFORCEMENT

Senator Jon Kyl released his proposed "Internet Gambling Prohibition Act" on March 29, 1999. A similar Bill, also proposed by Senator Kyl failed to pass in 1998. The current proposed 28 page Bill attempts to ban most forms of gambling on the Internet within U.S. borders. There is no prohibition on individuals placing bets over the Internet, only "gambling businesses" within U.S. jurisdictions, are proposed to be prohibited. The Bill also outlines several exemptions, some of which are summarized as follows:

- The basic proposal states that it shall be unlawful for a person engaged in a gambling business to use the Internet or any other interactive computer service to place, receive, or otherwise make a bet or wager. The significance of the language is that it does not make the act of gambling on the Internet illegal. Only gambling businesses based and operated within U.S. borders are affected.

- Penalties for violators include fines in the amount of total wagers received, or $20,000, whichever is greater, and jail time of up to four years. This is significant and, if approved, will limit new participants.

- Several types of gambling are exempted. These include fantasy sports leagues, state lotteries, and certain activities under the Interstate Horseracing Act of 1978.

- The Bill provides that interactive computer service providers shall have no liability for hosting illegal gambling businesses.

In its proposed format, compliance will be difficult to enforce. Therefore, it seems the Bill will not pass in its current format. Some selected reasons are summarized below as extracted from "Staking VALUE Early", The RESOURCE INDICATOR, Vol. 3, No. 15:

- In testimony before the House Justice subcommittee on crime, Deputy Assistant Attorney General Kevin V. DiGregory said the long reach of the Internet into people's homes and across international borders creates special obstacles for law enforcement. It simply will not be enforceable.

- Prosecutors will not be able to indict operators of virtual casinos who are based legally in other countries. The Deputy Assistant Attorney General supported this claim by stating that a foreign national who is operating a licensed Internet-based casino in his country will not be violating his country's laws if he solicits or accepts bets from Untied States citizens.

- It is nearly impossible to close off an entire category of content, since presently, there is no mechanism to automatically identify and screen out types of content from U.S. Internet consumers.

- In Australia, just seconds away in cyberspace, lawmakers are taking the opposite road. Rather than attempting to ban Internet gaming, Australian politicians are attempting to regulate online wagering by developing a seal of approval that will draw players from unregulated cybercasinos and bring new tax revenue to Australia.

- Other nations, including Sweden, Germany, South Africa, Costa Rica, Antigua, the Marshall Islands, and Curaco have already begun licensing and regulatory processes for online casino operators.

- Even if enacted, Michael Mount, deputy press secretary for Senator Kyl, said the law will do little to stop an operator who is headquartered abroad. "It will be hard to regulate it", he said of the possibility that foreign sites might accept bets from inside of the United States. "There is nothing the [law enforcement] can do if everything is run over there, including the ISP." ("Senate effort to outlaw Internet Gambling may prove futile," Knight-Riddler/Tribune News: Wed, May 12, 1999).

March 4, 1998 marked the first federal prosecution for gambling on the Internet as 14 gambling site operators were charged with conspiring to illegally transmit bets over the Internet and the telephone. ("14 Net gambling operators charged," Mike Brunker, MSNBC, March 5, 1998). The men were owners or managers of six Caribbean and Central American-based companies that advertise sports books over the Internet or in magazines circulated in the U.S. The charges were a violation of the Wire Act, which prohibits gambling over telephone lines, as opposed to the use of the Internet.

The only known federal case against an Internet gambling operator prior to this most recent event involved the Interactive Gaming and Communications Corporation in Pennsylvania. The company operated a virtual gambling operation in Grenada, which reportedly handled over $58 million in wagers. In February 1997, FBI agents seized company records and froze company assets. ("Can Lawmakers Control Online Gambling?" New York Times, Peter Lewis, September 22, 1997). The company is also involved in legal issues with the state Attorney General's Office. No formal charges were filed by the Department of Justice, although the company eventually sold its gambling assets to a Canadian-based company.

         STATES' ROLES IN INTERNET GAMBLING

Residents in states prohibiting gambling may circumvent anti-gaming laws by logging into the Internet. Several states have taken the initiative to curtail Internet Gambling within its borders by taking legal action against the Web site operators. In the following section, measures taken by state offices to prosecute Internet and offshore gambling operations that have transacted business within their state are summarized.

Nevada - In July 1997, Nevada became the first state to pass a law prohibiting, and legalizing, Internet gambling. It is a misdemeanor to place a bet from Nevada over the Internet, regardless of the location of the gambling site. In addition, the law allows for the prosecution of those accepting bets from Nevada residents. However, Senate Bill 318 is also the first statute to expressly allow:"licensed" race and sports books, off-track betting operators and casinos to accept wagers via the Internet (Rose, J. Nelson, Gambling and the Law, "Nevada First State to Expressly Prohibit, and Legalize, Internet Gambling," (Whittier Law School, Los Angeles, CA), May 12, 1999).

Minnesota - The Minnesota Attorney General sued Wager Net Web, a Las Vegas-based company that was preparing to offer sports betting over the Internet, for consumer fraud when the company advertised that its service was legal. The company intended the service to be set up and run by another company located outside the U.S. Subsequently, the company filed an appeal with the state court of appeals claiming that the state did not have jurisdiction over the company since it was not based in Minnesota. In December 1997, a Minnesota state court ruled that the Attorney General does indeed have jurisdiction to prosecute Internet gambling companies. (The National Bet, U.S. News Online, Dan McGraw). The state is seeking a court order to stop the advertising and civil penalties of at least $25,000. The case reached the Minnesota State Supreme Court, where on May 8, the same court upheld a lower court's ruling. The court, however, did not address the issue of whether Internet gambling itself is illegal.

Wisconsin and Missouri - The Coeur d'Adlene Indian Tribe of Idaho, Unistar Entertainment and Executone Information Systems are being sued by the attorneys general of Wisconsin and Missouri over the operation of a national online lottery. The tribe claims that it has the authorization to operate the lottery under the Indian Gaming Regulatory Act of 1988 since the computer server operating the games is located on the reservation. The states contend that the gambler must be physically present on the reservation when gambling as opposed to using the Internet. The lawsuit seeks injunctions to stop the operation of the gambling sites in Wisconsin, in addition to fines and consumer restitution ("Wisconsin Sues Over Internet Gambling," The Associated Press, The New York Times on the Web, September 16, 1997).

Missouri - In May 1998 a Missouri judge upheld a civil lawsuit against Interactive Gaming and Communication Corporation (IGCC) by the state's attorney general. IGCC was found to have violated state consumer protection law, fined $66,000 and ordered to "reject and refuse" all applications by Missouri residents. When the company accepted wagers by undercover agents in Missouri, criminal charges were filed against the company's president. The case is still pending.

The Company is presently of the view that it is not prohibited from offering its services and accepting wagers from resident of almost all jurisdictions in the world. However, Internet gaming is a relatively new activity and some or all of these jurisdictions may take action to more severely regulate or even prohibit Internet gaming operations in their jurisdictions. The Company intends to adopt a proactive policy of lobbying international jurisdictions, where appropriate, for purposes of seeking approval of Internet gaming and the regulation of those activities on a basis that is favorable to the Company.

In addition to the aforementioned regulations pertaining specifically to gaming, the Company may become subject to any number of laws and regulations that may be adopted with respect to the Internet in general as the Internet becomes widely used. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of services, taxation, advertising, intellectual property rights and information security.
Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because the Company's services are intended to be made available over the Internet in multiple foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that foreign country. The Company intends to qualify to do business only in Antigua and Barbuda. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

VIII.    DISCLOSURE
         ----------

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company. This site is available at http://www.netforcesystems.com.

ITEM 2.    MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

I.       PLAN OF OPERATIONS
         ------------------

     A.       Revenues and Financing
              ----------------------

As of the second quarter ended, October 31, 1999, the Company had no revenues. The gaming site was completed and was live to accept wagers via the Internet, its principal source of revenue, on December 20, 1999. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for the Company will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain revenue growth, the Company intends to expand the content and to improve the services on its Internet Web sites, as well as researching and developing other projects that will utilize its existing facilities and expertise.

The Company has been funded to date through debt financing from private arm's length lenders. The Company has secured approximately $495,000 US through debt financing. The sum was received by the Company pursuant to a note payable dated July 13, 1999 payable to Mountain High Management Inc. The loan is unsecured, bears interest at the rate of 15% per annum and is due on July 29, 2001. The Company received the sum on or about July 13, 1999. Management believes that the $495,000 plus revenues from wagers placed will enable the Company to meet its financial obligations for the next 12 months. No assurance can be given that revenues from gaming activities and/or proposed secondary revenues will enable the Company to meet its financial obligations. As such, the Company may solicit and arrange for additional debt financing from private arm's length lenders in the event existing financing and revenues do not meet the Company's financial obligations. In addition, the Company may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of existing financing, expected revenues and additional debt and/or equity financing is intended to provide the Company with sufficient operating capital for a period of approximately two years.

     B.       Operations for the Next Twelve Months
              -------------------------------------

The company's primary on-line wagering Web-site, www.AntiguaOnlineCasino.com, went live on the Internet on December 20, 1999. As this site is fully operational, wagers are being accepted. The company has implemented the marketing program to officially launch the site in early January 2000. As such, revenues are expected to commence in the first calendar quarter of 2000.

The Company intends to hire additional product, marketing, computer programming and graphic design personnel over the next twelve months as is deemed necessary by management. From player data obtained from the web sites during the first ten to twelve months of operations, the Company plans to make adjustments to the operations as is deemed necessary by management.

Operations to date have been predominantly limited to establishing the infrastructure and other general and administrative expenditures and organizational costs. As stated, the live operations of the gaming Web-sites www.AntiguaOnlineCasino.com and www.AntiguaSportsbook.com commenced on December 20,1999, however, the official launch of the sites commenced with the implementation of the marketing program in early January 2000.

     C.       Balance Sheet Data
              ------------------
                                 At Oct.31,1999      At July 31,1999   At April 30,1999
                                 --------------      ---------------   ----------------
Working Capital                      568,494             637,910            33,507
Total Assets                         768,563             747,500            40,000
Shareholders' Equity (deficit)        35,500              35,500            35,500


     D.       Liquidity and Capital Resources
              -------------------------------

Cash flow used in investing activities in the period ended July 31, 1999 totaled $103,097 and consisted of an increase in organization costs ($3,097) and the purchase of the Gaming Software as per the Softec Systems Inc. software agreement ($100,000), booked as a fixed asset. During this period, the company increased its working capital and total assets by $707,500 due mainly to an increase in accounts receivable of $120,000 due from its wholly-owned subsidiary, Netforce Entertainment Inc. and from financing activities in the form of an issuance of the promissory note in the amount of $495,000. Net increase in cash balance was $484,403 for a total cash balance as at July 31, 1999 of $517,910. Increase in accounts payable was $212,500 which consists of accruals ($2,500), software license agreement (net=$90,000), and the Antigua gaming license fee ($120,000) both of which are payable in monthly installments by wholly-owned subsidiary Netforce Entertainment Inc. within 12 months of commencement of operations.

As of October 31, 1999, full operations had not yet commenced; therefore there was no change in Shareholder's Equity due to operating gains or losses. Pre-operating and organization costs, which have been capitalized, increased by $62,160 and consisted mainly of office rent, salaries, and misc. overhead and startup costs. Fixed assets increased by $28,319 which mainly consisted of the purchase of computers, software, office furniture and equipment, and office leasehold improvements. As a result of the above, there was a net decrease in cash for the period of $75,964 for a total cash balance at the end of the period of $441,946.

As of December 20, 1999, the gaming site www.AntiguaOnlineCasino.com and www.AntiguaSportsbook.com went live. Given that the on-line advertising program was not launched until the beginning of January 2000, revenues were not expected to be significant for the balance of the month of December,1999. Revenues from sales should commence shortly after the launch of the marketing program for the online Casino and Sportsbook. The Company anticipates that revenues from wagers will not initially meet expenses and as such, the Company plans to finance operations through additional debt financing from arm's length private lenders until such time as revenues from wagers meet or exceed expenses. Once achieved, the Company intends to begin repaying the private arm's length lenders. In addition, the Company may raise additional money as is deemed necessary by management through private placements of stock issued out of the treasury of the Company to individuals or corporations who have expressed interest in obtaining stock in the Company.

         E.       Impact of Inflation
                  -------------------

The Company believes that inflation will not materially affect its business.



         F.       Year 2000 Risks and Compliance
                  ------------------------------

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that may fail due to the year 2000 phenomenon. For example, the Company is dependent on the financial institutions involved in processing customers' credit card payments for the Internet services and a third party that hosts the Company's services. The Company is also dependant on telecommunications vendors and suppliers to maintain our network and the United States Postal Service and other third party carriers to deliver orders to customers.

The Company has identified three categories of computer systems, which may be affected by the Year 2000 issue:

1. Internal Systems. The Company owns and operates computer hardware on which is loaded licensed software from major software providers. The Company uses these computers and software programs for some accounting functions, office administration functions, word processing functions and internal and external e-mail;
2. Third party Providers of Computer Systems. The Company relies on various third party providers of computer hardware and software which third parties provide critical services to the Company including, service development, Web site development, credit card processing, website hosting, long distance Internet connectivity, e-mail providers, and substantially all other systems used by the Company in respect of the operation of the Web site; and
3. The General Infrastructure. This category includes the integrity and stability of the Internet in providing the Company's services, the computer systems of financial institutions and services used by customers, the utility companies used by the Company and the customers.

In respect of number 1 above, the Company has assessed the year 2000 readiness of its internal systems. All hardware and software used internally have been purchased within the previous three months and were purchased from reputable vendors with assurances therefrom that all such items, alone and in combination with each other are Year 2000 compliant. Based upon these assurances, the Company has neither incurred any expenses in relation to this assessment nor has it developed a remediation plan because it believes that it is not necessary.

In respect of number 2 above, the Company has relied upon third parties for the provision of substantially all of the systems for the operation of the Web sites. These systems include software used to provide the Company's Web sites' search capabilities, customer interaction, and transaction processing functions, as well as firewall, security monitoring and back-up capabilities. The Company is currently assessing the Year 2000 readiness of the third party supplied software, computer technology and other services of the Company's vendors. As part of the assessment, the Company is in the process of seeking assurances from these third parties that their software, computer technology and other services are Year 2000 compliant. At this time, the Company has not yet developed a contingency plan to address situations that may result if these third parties are unable to achieve Year 2000 compliance. Such contingency plan will depend on the results of the Year 2000 review and assessment, the extent of the corrective actions that have been implemented by the third parties and by the Company and the status of the distribution systems that the Company intends to establish.

Based upon the results of this assessment, the Company will develop and implement, if necessary, a remediation plan with respect to the third party software, third party vendors and computer technology and services that may fail to be Year 2000 compliant. At this time, the expenses associated with this assessment and potential remediation plan are expected to be insignificant but cannot be determined with any degree of accuracy at this time. The failure of the software and computer technologies of the third parties to be Year 2000 compliant would have an adverse effect on the Company including difficulties in operating the website effectively or at all, difficulties accepting customers' wagers, difficulties in developing the services and difficulties conducting other fundamental parts of the business.

In respect of number 3 above, the Year 2000 readiness of the general infrastructure necessary to support the Company's operations is difficult to assess. For example, the Company depends on the integrity and stability of the Internet to provide the Company's services. The Company also depends on the Year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support the Company's operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential Year 2000 issues that may impact the entire infrastructure. The Company's ability to assess the reliability of this infrastructure is limited and the Company relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, the Company believes that most entities and individuals that rely significantly on the Internet are reviewing and attempting to remediate issues relating to Year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of Year 2000 issues.

A significant disruption in the ability of consumers to reliable access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for the Company's services. In addition, the Company may have difficulties operating portions or all of its Web sites effectively, taking customers' wagers, and conducting other fundamental parts of the Company's business.

The costs to address the Year 2000 compliance issues delineated above have not been determined at this time. The cost of developing and implementing a plan, if necessary, could be material and the Company may not have enough time to implement it before the year 2000. Any failure of the Company's material systems, its suppliers' material systems or the Internet to be year 2000 compliant could include difficulties in operating the Web sites effectively, taking wagers, providing services or conducting other fundamental parts of the Company's business, any one of which would have an adverse effect on the Company.


ITEM 3.    DESCRIPTION OF PROPERTY

The Company occupies 1,900 square feet of commercial office space at Third Floor, Dollar Building, Nevis Street, St. John's, Antigua, West Indies. This facility houses all of the Company's operations including production, marketing, Web site development, financial transactions and administration. The only operation not housed at this location is the computer server on which the Company's online casino is hosted. The building in which the Company has leased space is in the heart of St. John's and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology. As well, the company offices are in close proximity to banking services, the post office, money transfer services, courier services, and other essential business service providers and their offices.

The terms of the Nevis Street commercial lease are as follows: The Company leases 1,900 square feet through to September 30, 2000 (12 months) at an annual rent of $37,164 USD. The Company leases said space on a month-to-month basis during the term. The Company has a renewal option thereafter of up to five years on terms to be negotiated at the time. The Company has obtained an insurance policy as is required by the terms of the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of January 1, 2000 by (i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

       Name and Address                    Amount and Nature                    Percent
       of Beneficial Owner                of Beneficial Owner (1)               of Class
-----------------------------------------------------------------------------------------
         Douglas N. Bolen                    500,000                               5.9%
         Suite 2103-1188 Quebec St.          beneficial owner (2)
         Vancouver, British Columbia
         Canada, V6A 4B3
         Secretary/Director

         Terry G. Bowering                   4,500,000                            52.9%
         Marble Hill                         beneficial owner (3)
         P.O. Box W-645
         St. John's, Antigua
         West Indies
         President/Chief Executive Officer
         And Director

         Terry G. Bowering                   500,000                               5.9%
         C/o High Street & Corn Alley        beneficial owner (4)
         P.O. Box 1679
         St. John's, Antigua
         West Indies

         Hendrika Prins                      500,000                               5.9%
         C/O Sagem - JC Roder                beneficial owner (5)
         35 Rue De Bains
         Geneva, Switzerland 120

         Alfred Peeper                       500,000                               5.9%
          Hogeweg 76-1 2042 GJ Zandvoort     beneficial owner (6)
         The Netherlands

         Beverly Hunt                        500,000
         C/O Sagem -JC Roder                 beneficial owner (7)                  5.9%
         35 Rue De Bains
         Geneva, Switzerland 120

         All Directors & Executive Officers  7,000,000                            82.4%
         And control persons as a Group (5 persons)
---------------------------------------

(1) No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
(2) The BRF Family Trust, of which Douglas N. Bolen is a beneficiary enjoys legal ownership of said securities.
(3) Geneva Overseas Holdings Ltd., of which Terry G. Bowering is a beneficial owner, enjoys legal ownership of said securities.
(4) JPKT Metro Investment Corporation, of which Terry G. Bowering is a beneficiary, enjoys legal ownership of said securities.
(5) Orientstar Finance Limited, of which Hendrika Prins is a beneficial owner enjoys legal ownership of said securities.
(6) Eur-Am BV, of which Alfred Peeper is a beneficial owner enjoys legal ownership of said securities.
(7) Fonds Mondial D'Investissement, of which Beverly Hunt is a beneficial owner enjoys legal ownership of said securities.

CHANGES IN CONTROL

Management is not aware of any arrangements which may result in a change of control of the issuer.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I.       DIRECTORS AND EXECUTIVE OFFICERS
         --------------------------------


TERRY G. BOWERING, PRESIDENT, CHIEF EXECUTIVE OFFICER & CHAIRMAN OF THE BOARD Marble Hill
P.O. Box W-645
St. John's, Antigua
West Indies
Telephone: (268) 481-1970

DOB:  August 30, 1960 (Age 39)                      Regina, Saskatchewan, Canada

Terry G. Bowering, B.Admin, M.B.A., Director

Mr. Bowering brings over fifteen years of experience in business management. Mr. Bowering has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. From January 1998 until his resignation June 20, 1999, Mr. Bowering was Vice President, Offshore Operations for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Described as being the "Microsoft of Internet Gaming", Starnet is one of the world's leading Internet Gaming Software providers. Mr. Bowering was instrumental in establishing and developing offshore operations and foreign government relations for Starnet in Antigua and for establishing worldwide offshore banking relationships in concert with the corporate development of Starnet's subsidiaries, Electronic Financial Services Caribbean Inc. (EFS) and the EFS group of International companies. Mr. Bowering has been interviewed and quoted in the International press including FOX TV, COMPUTER WORLD MAGAZINE, and SHIFT MAGAZINE, specifically on the subject of offshore Internet Gaming. From 1996 to 1998, Mr. Bowering was an Investment Advisor, Vancouver office, with Levesque Securities Inc., a major Canadian brokerage firm. From May 1992 to June 1996, Mr. Bowering was a financial analyst with the Asset Management Group Dept. of Crown Life Insurance in Regina, Saskatchewan, Canada. Currently, Mr. Bowering holds a position as a Director of Denmans.com, Inc., a company which is a retailer of jewelry and related services via the Internet.

Mr. Bowering holds a Bachelor of Administration in Finance from the University of Regina, and a Master of Business Administration with a concentration in Strategic Management from the University of Saskatchewan.

Mr. Bowering was appointed to the above positions on March 1, 1999 to serve until his successor has been elected and qualifies.


DOUGLAS N. BOLEN, CORPORATE COUNSEL, SECRETARY AND DIRECTOR
Suite 2103 - 1188 Quebec Street
Vancouver, British Columbia, Canada
Canada, V6A 4B3
(604) 506-4243

DOB: August 25, 1965 (Age 34)                       Regina, Saskatchewan, Canada

Douglas N. Bolen, B.A., L.L.B. - Corporate Counsel, Secretary and Director.

Mr. Bolen brings over ten years experience in entrepreneurial enterprise. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan and his Bachelor of Laws from the University of Saskatchewan. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1992 to 1995, Mr. Bolen was attending the College of Law at the University of Saskatchewan. Since February 1999, Mr. Bolen has held the positions of Corporate Counsel, Secretary and Director of Denmans.com, Inc. a Colorado company which is a retailer of jewelry and related services via the Internet. Denmans.com, Inc. is soon-to-be publicly traded on the NASD OTC:BB. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law.

Mr. Bolen was appointed to the position of Director on March 1, 1999 to serve until his successor has been elected and qualifies.

DWIGHT LEWIS, DIRECTOR
Cassada Gardens
P.O. Box W-386
St. John's, Antigua
(268)463-5103

DOB: May 24, 1961 (Age 38)                                St. Lucia, West Indies

Dwight Lewis, MA, BSc. - Director

Mr. Lewis is presently engaged as a Financial Consultant to Hanson International Investment Services Ltd., an investment advisory organization. He also is Managing Director of Mahaut Ltd., a corporation that provides offshore financial services to its clients. Most recently Mr. Lewis was engaged as a Financial Consultant and Interim Manager of RYO International Corporation and SAGA Corporation, which were eventually merged to form International Data Processing. This corporation owns and operates a number of Internet Casinos based and licensed in Antigua. On behalf of the corporation's overseas principals, Mr. Lewis was responsible for establishing these operations from conception to live operation, having dealt with all aspects of the company's operations and providing ongoing management and supervisory services.

From 1992 to 1997, Mr. Lewis was employed with the Bank of Antigua Ltd. as a Senior Manager dealing with management of the investment portfolio and general supervision of all bank operations. From 1988 to 1992, Mr. Lewis was employed with the Eastern Caribbean Central Bank, located in St. Kitts, as a Senior Bank Examiner. This entailed general supervision of commercial banking activities in all member banks of the Eastern Caribbean Central Bank. From 1986 to 1988, Mr. Lewis worked as a Budget Analyst with the Ministry of Finance, Government of St. Lucia, and with Barclays Bank, St. Lucia, from 1980 to 1983.

Mr. Lewis graduated from the University of West Indies, Cave Hill Campus, Barbados, with a Bachelor of Science Degree in Economics and Management. Mr. Lewis also attended the University of Sheffield, Management School, England, where he obtained an MA in Banking and International Finance. Mr. Lewis resides in Antigua, West Indies.

Mr. Lewis was appointed to the position of Director on December 20, 1999 to serve until his successor has been elected and qualifies.


II.      FAMILY RELATIONSHIPS
         --------------------

There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers.


III.     INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
         ----------------------------------------

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, legal bankruptcy proceeding under Canadian law involving Terry Bowering in 1997, concluded with Mr. Bowering receiving a judicial discharge.

ITEM 6.  EXECUTIVE COMPENSATION

The Company did not pay any compensation to its chief executive officer, any other executive officer nor to any senior employees during its first fiscal year ended April 1999 nor in the first quarter ended July 31, 1999. Currently, the executive officers receiving salary from the Company are Terry Bowering, President, Chairman of the Board, Chief Operating Officer, who is receiving a salary of $90,000 per year and Douglas N. Bolen, Corporate Counsel, Secretary/Treasurer, who is receiving a salary of $18,000 per year.

The members of the Company's Board are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members.

There are no written employment contracts or agreements with any executive officers. Employee salaries are set by the Members of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is not aware of any transactions or proposed transactions in respect of which the Company was or is to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.

ITEM 8.  DESCRIPTION OF SECURITIES

The securities to be registered pursuant to this Form 20-F are all of the authorized Common Stock of Net-Force Systems Inc. Holders of the Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, except that in the election of Directors, each shareholder of Common Stock shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the Articles of Incorporation or the By-Laws. The total amount of shares authorized by the Company's Articles of Incorporation is 150,000,000. Of these, 100,000,000 are Common Stock and 50,000,000 are
Preferred Stock. There has been no issuance of any Preferred stock. Dividend, voting, conversion rights, liquidation rights and other rights of the Preferred Stock, if any, will be established by the Board of Directors upon issuance.

The Company has never declared or paid cash dividends on the common stock of the Company. Management intends to retain all available funds and any future earnings for use in the operation and expansion of the business and does not anticipate paying any cash dividends in the foreseeable future.


PART 2

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the common equity shares of the registrant. If the registrant successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Bulletin Board Service. As of January 1, 2000, there are approximately 12 equity holders of record of the Company's Common Stock. As of January 1, 2000, there are no shares of the Company's Common Stock subject to outstanding options or warrants to purchase or securities convertible into Common Stock of the Company. The number of shares eligible for trading will be all of the Common Stock except that which is owned by management of the Company. The Management of the Company currently owns an aggregate of 5,500,000 shares which can be sold only in compliance with Rule 144. There have been no cash dividends declared since the inception of the Company nor its subsidiaries. There are no restrictions that would limit the ability to pay dividends on common equity or that are likely to do so in the future.

ITEM 2.  LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

           EXPERTS

The consolidated financial statements of Net-Force Systems Inc. as at October 31, 1999, April 30, 1999 and July 31, 1999, appearing in this Registration Statement have been audited by Pannell Kerr Forster, St. John's, Antigua, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In March 1999, the Company issued an aggregate of 5,000,000 shares of Common Stock to the initial two Directors of the Company at a price of $0.001 per common share in exchange for an aggregate of $5,000. In addition, the Company issued 500,000 shares to the JPKT Metro Investment Trust for the sum of $500.00. The certificates representing these shares bear a restrictive legend. These shares were issued under the exemption from registration provided by Section 4(2) of The Securities Act 1933. On March 15, 1999, the Company executed a Form D disclosing that it relied upon Rule 504 in selling 3,000,000 shares of the Common Stock in exchange for an aggregate of $30,000 US to six entities. This offering was done by means of a private placement to the following entities in the following amounts:


         Richland Acceptance Corporation
         P.O. Box 3140
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         Orienstar Finance Limited
         C/O Sagem - JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000

         Altmar Inc.
         P.O. Box 1062
         1 Capital Place
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         Eur-Am, B V
         Hogeweg 76-1 2042 GJ Zandvoort
         The Netherlands                                               500,000

         Fonds Mondial D'Investissement S A
         C/O Sagem -JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000

         Sharp, Flint & Blunt
         P.O. Box 3140
         Roadtown, British Virgin Islands
         West Indies                                                   500,000




ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VIII of the Company's Articles of Incorporation read as follows:

INDEMNIFICATION. The Corporation shall indemnify any and all of its Directors, officers, employees or agents or former Directors, officers, employees or agents or any person or persons who may have served at its request as a Director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor, to the full extent permitted by law. Said indemnification shall include, but not be limited to, the expenses, including the cost of any judgments, fines, settlements and counsel's fees, actually and necessarily paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a Director, officer, employee or agent as herein provided unless such action, suit or proceeding is a result of the Director, officer, employee or agent's own negligence or illegal action. The foregoing right of indemnification shall not be exclusive of any other rights to which any Directors, officer, employee or agent may be entitled as a matter of law or which he may be lawfully granted.

In addition, Section 97 of The Antigua and Barbuda International Business Corporations Act, 1982 indicates that the foregoing provisions shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of care to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper corporate distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.

PART F/S.  FINANCIAL STATEMENTS

     i.   NET-FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, OCTOBER 31, 1999.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             NET-FORCE SYSTEMS INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                                     AUDITED



                                OCTOBER 31, 1999

                              FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED 31ST OCTOBER, 1999

                                 C O N T E N T S                           PAGE
                                 ---------------                           ----

           AUDITORS' REPORT                                                 1


           BALANCE SHEET                                                    2


           STATEMENT OF CHANGES IN FINANCIAL POSITION                       3


           NOTES TO THE BALANCE SHEET                                     4 - 6

                       AUDITORS' REPORT TO THE MEMBERS OF
                       ----------------------------------

                             NET-FORCE SYSTEMS INC.
                             ----------------------


         We have examined the Balance Sheet of Net-Force Systems Inc. as at 31st October, 1999 and Statement of Changes in Financial Position for the period then ended. These Financial Statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on the Financial Statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the Financial Statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation.

         In our opinion, the Financial Statement referred to above present fairly, in all material respects, the financial position of Net-Force Systems Inc. as at 31st October, 1999 and the Changes in Financial Position for the period then ended in accordance with generally accepted accounting principles.

                                                        /S/ PANNELL KERR FORSTER


                                                          "PANNELL KERR FORSTER"

ANTIGUA:
22ND NOVEMBER, 1999                                        CHARTERED ACCOUNTANTS
-------------------                                        ---------------------


                                                                          PAGE 2
                             NET-FORCE SYSTEMS INC.
                             ----------------------

                       BALANCE SHEET AT 31ST OCTOBER, 1999
                       -----------------------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                 Notes             31/10/99        31/07/99
                                                                 -----         -------------   -------------
CURRENT ASSETS
--------------
   Cash at bank                                                   3                 441,946         517,910
   Accounts receivable and prepayments                                              126,548         120,000
                                                                               -------------   -------------
                                                                                    568,494         637,910

              ORGANISATION AND PRE-OPERATING COST                 4                  71,750           9,590
              -----------------------------------

                         FIXED ASSETS                             5                 128,319         100,000
                         ------------
                                                                               -------------   -------------
                  TOTAL ASSETS                                                 $    768,563    $    747,500
                                                                               =============   =============

      FINANCED BY:-
      -------------

             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------

LIABILITIES
-----------

   Accounts payable and accruals                                  6                 217,500         215,000
   Promissory notes                                               7                 513,563         495,000
   Shareholders' advance                                                              2,000           2,000
                                                                               -------------   -------------
                                                                                    733,063         712,000
                                                                               -------------   -------------
SHAREHOLDERS' EQUITY

   Share capital                                                  8                   8,500           8,500
   Share premium                                                                     27,000          27,000
                                                                               -------------   -------------
                                                                                     35,500          35,500
                                                                               -------------   -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $    768,563    $    747,500
                                                                               =============   =============

APPROVED ON BEHALF OF THE BOARD:

         /s/ "Terry Bowering"                  :  DIRECTOR

               THE ATTACHED NOTES FORM PART OF THIS BALANCE SHEET.

                                                                          PAGE 3
                             NET-FORCE SYSTEMS INC.
                             ----------------------

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                   ------------------------------------------
                     FOR THE PERIOD ENDED 31ST OCTOBER, 1999
                     ---------------------------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                31/10/99          31/07/99
                                                                             -------------     -------------
CHANGES IN WORKING CAPITAL ITEMS
--------------------------------
Increase in accounts receivable                                                    (6,548)         (120,000)
Increase in accounts payable and accruals                                           2,500           212,500
                                                                             -------------     -------------
                                                                                   (4,048)           92,500
                                                                             -------------     -------------

CASH FLOW FROM/(USED) IN INVESTING ACTIVITIES
---------------------------------------------

Increase in organisation cost                                                     (62,160)           (3,097)
Purchase of fixed assets                                                          (28,319)         (100,000)
                                                                             -------------     -------------
                                                                                  (90,479)         (103,097)
                                                                             -------------     -------------

CASH FLOW FROM/(USED) IN FINANCING ACTIVITIES
---------------------------------------------

Increase in promissory notes                                                       18,563           495,000
                                                                             -------------     -------------

NET INCREASE/(DECREASE) IN CASH DURING PERIOD                                     (75,964)          484,403
---------------------------------------------

CASH - beginning of the period                                                    517,910            33,507
                                                                             -------------     -------------
CASH - end of the period                                                     $    441,946      $    517,910
                                                                             =============     =============

                                                                          PAGE 4
                             NET-FORCE SYSTEMS INC.
                             ----------------------

                           NOTES TO THE BALANCE SHEET
                           --------------------------
                              AT 31ST OCTOBER, 1999
                              ---------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)

1.       INCORPORATION AND PRINCIPAL ACTIVITIES

         The Company was incorporated on 1st March, 1999 under the International Business Corporations Act. No. 28 of 1982 of the laws of Antigua and Barbuda.

         The Company will be engaged in all business activities permitted under the International Business Corporations Act. 1982 except International Banking, Trust and Insurance. It will generally carry on the business of an investment and holding company. To date, the company has not commenced trading.

         On 5th August, 1999, a wholly owned subsidiary - Net Force Entertainment Inc. was incorporated under the International Business Corporations Act of the laws of Antigua and Barbuda. This subsidiary Company will be engaged all aspects International betting, gaming, sports betting and bookmaking but with a major emphasis on internet gaming.

         Net Force Entertainment Inc. has been granted a gaming licence by the Antigua and Barbuda Free Trade & Processing Zone and has also entered into a software gaming licence with Softec Systems for the operation of an internet casino. The Company has not commenced trading.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a) Currency Translation

            Foreign currency transactions during the period have been converted at the exchange rates ruling at the dates of these transactions

            Foreign currency assets and liabilities at the period end and have been translated at the rates ruling at the Balance Sheet date.

         b) Fixed Assets

            Fixed assets are stated at cost and are being depreciated on the straight line basis over the estimated useful lives of the assets at the following rates:-

                    Leasehold Improvements                 20%
                    Computer Software                      10%
                    Computer Equipment                     25%
                    Office Furniture and Equipment         15%


3.       CASH AT BANK                                              31/10/99       31/07/99
                                                               -------------   -------------
           Swiss American Bank Ltd.                                 434,612         517,910
           Swiss American National Bank of Antigua                    7,334               -
                                                               -------------   -------------
                                                               $    441,946    $    517,910
                                                               =============   =============

                                                                          PAGE 5
                             NET-FORCE SYSTEMS INC.
                             ----------------------

                           NOTES TO THE BALANCE SHEET
                           --------------------------
                              AT 31ST OCTOBER, 1999
                              ---------------------
                                   (CONTINUED)

                      (EXPRESSED IN UNITED STATES DOLLARS)

4.       ORGANISATION AND PRE-OPERATING COST                      31/10/99        31/07/99
                                                               -------------   -------------
            Incorporation costs                                       9,590           9,590
            Pre-operating costs                                      62,160               -
                                                               -------------   -------------
                                                               $     71,750    $      9,590
                                                               =============   =============

         The above will be amortised over a period of two (2) years commencing from the first day of trading.


5.       FIXED ASSETS                                            31/10/99         31/07/99
                                                               -------------   -------------
            Leasehold Improvements                                    9,668               -
            Computer Software                                       100,000         100,000
            Computer Equipment                                       12,550               -
            Office Furniture and Equipment                            6,101               -
                                                               -------------   -------------
                                                               $    128,319    $    100,000
                                                               =============   =============

6.       ACCOUNTS PAYABLE AND ACCRUALS

            Softec Systems - Software licence                        90,000          90,000
            Softec Systems - Gaming licence                         120,000         120,000
            Accruals                                                  7,500           5,000
                                                               -------------   -------------
                                                               $    217,500    $    215,000
                                                               =============   =============


         The gaming software was bought from Softec Systems which sold the software along with a gaming licence issued by the Antigua and Barbuda Free Trade and Processing Zone.


7.       PROMISSORY NOTE                                         31/10/99        31/07/99
                                                               -------------   -------------
            Mountain High Management Inc.
                Principal                                           495,000         495,000
                Interest payable                                     18,563               -
                                                               -------------   -------------
                                                               $    513,563    $    495,000
                                                               =============   =============

         The above promissory note was issued for funds injected into the Company and is due and payable on demand. It bears interest at the rate of 15% per annum on the principal sum.

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                           NOTES TO THE BALANCE SHEET
                           --------------------------
                              AT 31ST OCTOBER, 1999
                              ---------------------
                                   (CONTINUED)

                      (EXPRESSED IN UNITED STATES DOLLARS)


8.       SHARE CAPITAL                                           31/10/99        31/07/99
                                                               -------------   -------------
         Authorised
         ----------

         100,000,000 Common Shares of US$0.001 par value            100,000         100,000

          50,000,000 Preferred Shares of US$0.001 par value          50,000          50,000
                                                               -------------   -------------
                                                               $    150,000    $    150,000
                                                               =============   =============

         Issued and Fully Paid

         8,500,000 Common Shares of US$0.001 par value         $      8,500    $      8,500
                                                               =============   =============

         ii. NET-FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, JULY 31, 1999.

                        CONSOLIDATED FINANCIAL STATEMENTS


                             NET-FORCE SYSTEMS INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                                     AUDITED


                                  JULY 31, 1999




                             NET-FORCE SYSTEMS INC.
                             ----------------------






                              FINANCIAL STATEMENTS
                              --------------------
                   FOR THE THREE MONTHS ENDED 31ST JULY, 1999
                   ------------------------------------------

                                 C O N T E N T S                           PAGE
                                 ---------------                           ----

              AUDITORS' REPORT                                               1


              BALANCE SHEET                                                  2


              STATEMENT OF CHANGES IN FINANCIAL POSITION                     3


              NOTES TO THE BALANCE SHEET                                   4 - 5

                       AUDITORS' REPORT TO THE MEMBERS OF
                       ----------------------------------

                             NET-FORCE SYSTEMS INC.
                             ----------------------


         We have examined the Balance Sheet of Net-Force Systems Inc. as at 31st July, 1999 and Statement of Changes in Financial Position for the three months then ended. These Financial Statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on the Financial Statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the Financial Statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation.

         In our opinion, the Financial Statement referred to above present fairly, in all material respects, the financial position of Net-Force Systems Inc. as at 31st July, 1999 and the Changes in Financial Position for the three months then ended in accordance with generally accepted accounting principles.

                                                        /s/ PANNELL KERR FORSTER


                                                          "PANNELL KERR FORSTER"

ANTIGUA:
16TH AUGUST, 1999                                          CHARTERED ACCOUNTANTS
-----------------                                          ---------------------

                                                                          PAGE 2

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                        BALANCE SHEET AT 31ST JULY, 1999
                        --------------------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                 Notes             31/10/99        31/07/99
                                                                 -----         -------------   -------------
CURRENT ASSETS
--------------

   Cash at bank                                                   2                 517,910          33,507
   Accounts receivable                                                              120,000               -
                                                                               -------------   -------------
                                                                                    637,910          33,507

              ORGANISATION AND PRE-OPERATING COST                 3                   9,590           6,493
              -----------------------------------

                         FIXED ASSETS                                               100,000               -
                         ------------
                                                                               -------------   -------------
                  TOTAL ASSETS                                                 $    747,500    $     40,000
                                                                               =============   =============
      FINANCED BY:-
      -------------

             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------

LIABILITIES
-----------

   Accounts payable and accruals                                  4                 215,000           2,500
   Promissory notes                                               5                 495,000               -
   Shareholders' advance                                                              2,000           2,000
                                                                               -------------   -------------
                                                                                    712,000           4,500
                                                                               -------------   -------------
SHAREHOLDERS' EQUITY
--------------------
   Share capital                                                  6                   8,500           8,500
   Share premium                                                                     27,000          27,000
                                                                               -------------   -------------
                                                                                     35,500          35,500
                                                                               -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $    747,500    $     40,000
                                                                               =============   =============

APPROVED ON BEHALF OF THE BOARD:



/s/ "Terry Bowering"                   : DIRECTOR

               THE ATTACHED NOTES FORM PART OF THIS BALANCE SHEET.

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                   ------------------------------------------
                   FOR THE THREE MONTHS ENDED 31ST JULY, 1999
                   ------------------------------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)


                                                                      31/07/99
                                                                   -------------
CHANGES IN WORKING CAPITAL ITEMS
--------------------------------
Increase in accounts receivable                                        (120,000)
Increase in accounts payable and accruals                               212,500
                                                                   -------------
                                                                         92,500
                                                                   -------------

CASH FLOW FROM/(USED) IN INVESTING ACTIVITIES
---------------------------------------------
Increase in organisation cost                                            (3,097)
Purchase of fixed assets                                               (100,000)
                                                                   -------------
                                                                       (103,097)
                                                                   -------------
CASH FLOW FROM/(USED) IN FINANCING ACTIVITIES
---------------------------------------------
Increase in promissory notes                                            495,000
                                                                   -------------

NET INCREASE IN CASH DURING PERIOD                                      484,403
----------------------------------

CASH - beginning of the period                                           33,507
                                                                   -------------
CASH - end of the period                                           $    517,910
                                                                   =============

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                           NOTES TO THE BALANCE SHEET
                           --------------------------
                               AT 31ST JULY, 1999
                               ------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)



2.       INCORPORATION AND PRINCIPAL ACTIVITIES

         The Company was incorporated on 1st March, 1999 under the International Business Corporations Act. No. 28 of 1982 of the laws of Antigua and Barbuda.

         The company will be engaged in all business activities permitted under the International Business Corporations Act. 1982 except International Banking, Trust and Insurance. It will generally carry on the business of an investment and holding company. To date, the company has not commenced trading.



2.       CASH AT BANK                                31/07/99        01/05/99
                                                   -------------   -------------

            Swiss American Bank Ltd.               $    517,910    $     33,507
                                                   =============   =============


3.       ORGANISATION AND PRE-OPERATING COST

         This represents cost incurred in the formation of the Company and will be amortised over two (2) years commencing from the first day of trading.


4.       ACCOUNTS PAYABLE AND ACCRUALS               31/07/99         01/05/99
                                                   -------------   -------------

            Softec Systems - Software licence            90,000               -
            Softec Systems - Gaming licence             120,000               -
            Accruals                                      5,000           2,500
                                                   -------------   -------------
                                                   $    215,000    $      2,500
                                                   =============   =============

         The gaming software was bought from Softec Systems which sold the software along with a gaming licence issued by the Antigua and Barbuda Free Trade and Processing Zone.


5.       PROMISSORY NOTE                              31/07/99        01/05/99
                                                   -------------   -------------
            Mountain High Management Inc.          $    495,000               -
                                                   =============   =============

         The above promissory note was issued for funds injected into the Company and is due and payable on demand. It bears interest at the rate of 15% per annum on the principal sum.

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                           NOTES TO THE BALANCE SHEET
                           --------------------------
                               AT 31ST JULY, 1999
                               ------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)


6.       SHARE CAPITAL                                                        31/07/99        01/05/99
                                                                            -------------   -------------
         Authorised
         ----------

         100,000,000 Common Shares of US$0.001 par value                         100,000         100,000

          50,000,000 Preferred Shares of US$0.001 par value                       50,000          50,000
                                                                            -------------   -------------
                                                                            $    150,000    $    150,000
                                                                            =============   =============

         Issued and Fully Paid
         ---------------------

         8,500,000 Common Shares of US$0.001 par value                      $      8,500    $      8,500
                                                                            =============   =============

7.       SUBSEQUENT EVENT

         On 5th August, 1999, a wholly owned subsidiary - Net Force Entertainment Inc. was incorporated under the International Business Corporations Act of the laws of Antigua and Barbuda. This subsidiary company will be engaged all aspects International betting, gaming, sports betting and bookmaking but with a major emphasis on internet gaming.

         Net Force Entertainment Inc. has been granted a gaming licence by the Antigua and Barbuda Free Trade & Processing Zone and has also entered into a software gaming licence with Softec Systems for the operation of an internet casino. The company has not commenced trading.

         iii. NET-FORCE SYSTEMS INC. AUDITED FINANCIAL STATEMENTS, APRIL 30,
              1999.

                        CONSOLIDATED FINANCIAL STATEMENTS


                             NET-FORCE SYSTEMS INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                                     AUDITED


                                 APRIL 30, 1999



                             NET-FORCE SYSTEMS INC.
                             ----------------------




                                  BALANCE SHEET
                                  -------------
                                 AT 1ST MAY 1999
                                 ---------------

                                 C O N T E N T S                           PAGE
                                 ---------------                           ----


                AUDITORS' REPORT                                             1


                BALANCE SHEET                                                2


                NOTES TO THE BALANCE SHEET                                   3

                       AUDITORS' REPORT TO THE MEMBERS OF
                       ----------------------------------

                             NET-FORCE SYSTEMS INC.
                             ----------------------


         We have examined the Balance Sheet of Net-Force Systems Inc. as at 1st May, 1999. This Balance Sheet is the responsibility of the Company's Management. Our responsibility is to express an opinion on the Balance Sheet based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the Balance Sheet are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Balance Sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Balance Sheet presentation.

         In our opinion, the Balance Sheet referred to above present fairly, in all material respects, the financial position of Net-Force Systems Inc. as at 1st May, 1999 in accordance with generally accepted accounting principles.

                                                        /s/ PANNELL KERR FORSTER


                                                          "PANNELL KERR FORSTER"

ANTIGUA:
11TH AUGUST, 1999                                          CHARTERED ACCOUNTANTS
-----------------                                          ---------------------

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                         BALANCE SHEET AT 1ST MAY, 1999
                         ------------------------------

                      (EXPRESSED IN UNITED STATES DOLLARS)



                                                          Notes        1999
                                                          -----    -------------
CURRENT ASSETS
--------------

   Cash at bank                                             2            33,507
                                                                   -------------

CURRENT LIABILITIES
-------------------
   Accounts payable                                                       2,500
   Shareholders advance                                                   2,000
                                                                   -------------
                                                                          4,500
                                                                   -------------

                  Working capital                                        29,007
                  ---------------                                  -------------

ORGANISATION COST                                           3             6,493
-----------------                                                  -------------
                                                                   $     35,500
                                                                   =============

        FINANCED BY:

SHAREHOLDERS' EQUITY
--------------------
   Share capital                                            4             8,500
   Share premium                                                         27,000
                                                                   -------------
                                                                   $     35,500
                                                                   =============
APPROVED ON BEHALF OF THE BOARD:


         /s/ "Terry Bowering"                           :  DIRECTOR


               THE ATTACHED NOTES FORM PART OF THIS BALANCE SHEET.

                             NET-FORCE SYSTEMS INC.
                             ----------------------

                           NOTES TO THE BALANCE SHEET
                           --------------------------
                                AT 1ST MAY, 1999
                                ----------------

                      (EXPRESSED IN UNITED STATES DOLLARS)


3.       INCORPORATION AND PRINCIPAL ACTIVITIES

         The Company was incorporated on 1st March, 1999 under the International Business Corporations Act, No. 28 of 1982 of the laws of Antigua and Barbuda.

         The company will be engaged in all business activities permitted under the International Business Corporations Act, 1982 except International Banking, Trust and Insurance. It will generally carry on the business of an investment and holding company.



2.       CASH AT BANK                                                 01/05/99
                                                                   -------------

           Swiss American Bank Ltd.                                $     33,507
                                                                   =============

3.       ORGANISATION COST

         This represents costs incurred in the formation of the company and will be amortised over two (2) years commencing from the first day of trading.


4.       SHARE CAPITAL                                               01/05/99
                                                                   -------------
         AUTHORISED
         ----------

         100,000,000 Common Shares of US$0.001 par value                100,000

          50,000,000 Preferred Shares of US$0.001 par value              50,000
                                                                   -------------
                                                                   $    150,000
                                                                   =============

         ISSUED AND FULLY PAID
         ---------------------

         8,500,000 Common Shares of US$0.001 par value             $      8,500
                                                                   =============

PART III.  INDEX TO EXHIBITS

2.       (i)      Articles of Incorporation of Net-Force Systems Inc.
         (ii)     Bylaws of Net-Force Systems Inc.
         (iii)    Articles of Incorporation - Net-Force Entertainment Inc.
         (iv)     Bylaws of Net-Force Entertainment Inc.


6.       Material Contracts
         (i)      Starnet Systems Inc. (formerly Softec Systems Caribbean Inc)
         (ii)     Government of Antigua and Barbuda Gaming License


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                             Net-Force Systems Inc.
                                                  (Registrant)
Date:    January 14, 2000


          /s/ "Terry G. Bowering"
         -----------------------------------------------------------------------
         Terry G. Bowering, President, Chairman of the Board, Chief Executive Officer and Director

Date:    January 14, 2000


          /s/ "Douglas N. Bolen"
         -----------------------------------------------------------------------
         Douglas N. Bolen, Corporate Counsel, Secretary and Director